# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Golden Matrix Group, Inc., CIK 0001437925
CUSIP: 381098300
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3651 Lindell Road,, Suite D131, Las Vegas, Nevada (NV), 89103
Date of event which requires filing of this statement: 01/29/2025
Filed by CIK 0001672837
Persons authorized to receive notices and communications: Anthony Brian Goodman, 3651 Lindell Road,, Suite D131, Las Vegas, Nevada (NV), 89103, (702) 318-7548

## Reporting persons
- Anthony Brian Goodman (CIK 0001672837): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); member of a group; source of funds: other (OO); sole voting power 9,904,079; shared voting power 7,470,483; sole dispositive power 9,904,079; shared dispositive power 7,470,483; aggregate amount beneficially owned 17,374,562 (13% of the class)
  Comment: (7),(9),(11) Includes 1,000,000 shares of common stock issuable upon conversion of 1,000 shares of Series B Voting Preferred Stock held by Mr. Goodman. Does not include up to 300,000 shares of common stock issuable in connection with the vesting of the RSUs discussed below (in Item 3 of Amendment 3).
  (7) When including the voting rights of the 1,000 shares of Series B Voting Preferred Stock held by Mr. Goodman, which each vote 7,500 voting shares, or 7,500,000 voting shares in aggregate, such voting shares would total 16,404,079.
  (11) When including the voting rights of the 1,000 shares of Series B Voting Preferred Stock held by Mr. Goodman, which each vote 7,500 voting shares, or 7,500,000 voting shares in aggregate, such voting shares would total 23,874,562.
  (13) Based solely for the purposes of such calculation on a total of 133,005,455 shares of common stock outstanding as of such date, as confirmed by the cover page of the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 24, 2025. When including the voting rights of the Series B Convertible Preferred Stock and the Series C Preferred Stock, the percentage would be 16.1%, based on 148,005,455 total voting shares (including 133,005,455 total common shares, 7,500,000 shares voted by the Series B Voting Preferred Stock and 7,500,000 shares voted by the Series C Voting Preferred Stock). Does not include up to 300,000 shares of common stock issuable in connection with the vesting of the RSUs discussed below (in Item 3).
- Luxor Capital, LLC (CIK 0001852146): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,470,483; sole dispositive power 0; shared dispositive power 7,470,483; aggregate amount beneficially owned 7,470,483 (5.6% of the class)
  Comment: (13) Based solely for the purposes of such calculation on a total of 133,005,455 shares of common stock outstanding as of such date, as confirmed by the cover page of the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 24, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Golden Matrix Group, Inc.
Address of issuer's principal executive offices: 3651 Lindell Road,, Suite D131, Las Vegas, Nevada (NV), 89103
Comment:
This Amendment No. 8 (the "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on March 19, 2021 by Anthony Brian Goodman and Luxor Capital, LLC ("Luxor"), as amended by Amendment No. 1 thereof dated October 5, 2021, Amendment No. 2 thereto dated March 21, 2022, Amendment No. 3 thereto dated October 4, 2022, Amendment No. 4 thereto dated December 9, 2022, Amendment No. 5 thereto dated February 3, 2023, Amendment No. 6 thereto dated April 12, 2024, and Amendment No. 7 thereto dated November 29, 2024 (the Schedule 13D as amended to date, the "Schedule 13D").
As used in this Amendment:
"Common Stock" means the common stock of the Issuer;
"Issuer" or "Company" means Golden Matrix Group, Inc.; and
"Reporting Persons" means Anthony Brian Goodman and Luxor Capital, LLC.
Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.
The share amounts set forth in this Amendment retroactively take into effect reverse stock splits of one-for-1,500, 1-for-150 and 1-for-150, which were affected by the Company on April 7, 2016; December 15, 2016; and June 26, 2020, respectively.
This Amendment reports, among other things, the entry into the A&R Voting Agreement, as discussed below, which also terminated the Reporting Persons' status as member of the previous "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), comprised of the Reporting Persons and the following persons (the "Separately Filing Group Members"): Aleksandar Milovanović, Zoran Milosevic, and Snezana Bozovic, as described in greater detail in Amendment No. 7.

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed by Anthony Brian Goodman and Luxor Capital, LLC ("Luxor"), each a "Reporting Person" and collectively the "Reporting Persons".
Anthony Brian Goodman ("Mr. Goodman") owns 100% of Luxor and serves as the Managing Member of Luxor and as such, Mr. Goodman is deemed to beneficially own the securities held by Luxor.
Residence or business address:
Mr. Goodman's business address is 3651 Lindell Road, Suite D131, Las Vegas, NV 89103.
Luxor' business address is 3651 Lindell Road, Suite D131, Las Vegas, NV 89103.
Present principal occupation or employment:
Anthony Brian Goodman's principal business occupation is the Chief Executive Officer of the Issuer.
Luxor is a Nevada limited liability company which develops and owns intellectual property.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: Mr. Goodman is a citizen of Australia. Luxor is a Nevada limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by adding the following at the end thereof:

On January 12, 2025, the Board of Directors of the Company, with the recommendation of the Compensation Committee of the Board of Directors of the Company, approved the grant of 300,000 Restricted Stock Units ("RSUs") to Anthony Brian Goodman, who serves as Chief Executive Officer, President, Secretary and as a member of the Board of Directors of the Company.

The RSUs were granted in consideration for services to be rendered to the Company through the end of 2025.

The RSUs will vest to the extent and in the amounts set forth below, to the extent the following performance metrics are met by the Company, and that Mr. Goodman remains as an officer or director of the Company through the applicable vesting dates, subject to certain customary accelerated vesting terms:

Revenue Targets AEBITDA Targets
Performance Period Target Goal RSUs Vested Target Goal RSUs Vested
Year ended December 31, 2025 2024 Revenue * 1.1 * 2024 AEBITDA * 1.1 *
Year ended December 31, 2025 2024 Revenue * 1.2 * 2024 AEBITDA * 1.2 *

* 25% of the total RSUs granted.

For the purposes of the table above: (a) "AEBITDA" means net income before interest, taxes, depreciation, amortization and stock-based compensation and restructuring costs of the Company; (b) "Revenue" means annual revenue of the Company; (c) "2024 Revenue" means actual Revenue achieved during the 12 month period from January 1, 2024 to December 31, 2024, as set forth in the Company's audited year-end financial statements; and (d) "2024 AEBITDA" means actual AEBITDA achieved during the 12 month period from January 1, 2024 to December 31, 2024, as set forth in the Company's audited year-end financial statements (collectively, the "Target Definitions"). Both Revenue and AEBITDA, and the determination of whether or not the applicable Revenue and AEBITDA targets above have been met will be determined based on the audited financial statements of the Company filed with the Securities and Exchange Commission in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, and shall be determined on the date such Annual Report on Form 10-K is filed publicly with the Securities and Exchange Commission.

The Company plans to enter into a Restricted Stock Grant Agreement with Mr. Goodman to evidence such grants of the RSUs.

The RSUs discussed above were granted pursuant to, and subject in all cases to, the terms of the Company's 2023 Equity Incentive Plan.

On January 29, 2025, the Issuer, Mr. Goodman, Luxor, Aleksandar Milovanovic ("Milovanovic"), Zoran Milosevic ("Milosevic"), and Snezana Bozovic ("Bozovic", and collectively with Milovanovic and Milosevic, the "Sellers"), entered into an Amended and Restated Nominating and Voting Agreement (the "A&R Voting Agreement"), which amended and restated that prior nominating and voting agreement entered into between the parties on April 9, 2024 (the "Prior Voting Agreement").

The A&R Voting Agreement, effective January 29, 2025, amended and restated the Prior Voting Agreement, to: (a) provide for the Board of Directors (the "Board") of the Company to consist of up to six (6) members, of which two may be appointed by the Sellers as holders of the Series C Convertible Preferred Stock of the Company, and four (4) of which may be appointed by the Company's Nominating and Corporate Governance Committee (the "Committee"), provided that upon the effectiveness of the resignation of Weiting (Cathy) Feng as a member of the Board, the Board shall consist of up to five (5) members, of which two may be appointed by the Sellers as holders of the Series C Convertible Preferred Stock of the Company and three (3) of which may be appointed by the Committee; and (b) remove certain terms of the Prior Voting Agreement which related to actions to occur at the closing of the Company's prior acquisition in April 2024, of MeridianBet Group.

The A&R Voting Agreement requires the Sellers, until the earlier of (a) April 9, 2026; (b) the date that the Sellers have each provided the Company written notice of their intent to terminate the A&R Voting Agreement, at any time after the Day-to-Day Management Agreement made and entered into as of April 9, 2024, by and between the Company and Mr. Milosevic has been terminated pursuant to its terms; and (c) the date that the Company's independent Directors and Sellers mutually agree to terminate the A&R Voting Agreement to:

(1) vote their voting shares of the Company "For" appointment of those director nominees, nominated to the Board of Directors from time to time by the independent Committee, which Committee is required to be composed of two members; and

(2) not vote their shares to remove any directors nominated by the Committee, subject to certain rights to withhold votes for certain persons disqualified from serving as a member of the Board of Directors as described in the A&R Voting Agreement.

The Committee is required to be made up solely of two independent directors, one of whom will be the independent Board member appointed to the Board by the Sellers, who will chair the Committee, and one of whom will be an independent Director appointed by the full Board of Directors of the Company. The current Committee is made up of William Scott, Chairman of the Committee and Thomas E. McChesney, each members of the Board. If the Committee becomes deadlocked on a nominee, then the independent Director(s) on the Board will have the right to vote, and to collectively break the voting tie (voting by majority).

The A&R Voting Agreement also includes restrictions on the ability of the Sellers to transfer shares of the Company which they hold during the term, unless such transferees enter into a joinder to the A&R Voting Agreement and includes a provision allowing any member of the Board nominated by the Sellers to share confidential information with the Sellers, but otherwise prohibiting them from sharing such confidential information with any other person.

Pursuant to the A&R Voting Agreement, the Sellers agreed to not request, encourage, or support any independent directors nominated to the Board of Directors by the Sellers pursuant to the appointment right set forth in the Series C Convertible Preferred Stock designation (the "Series C Appointment Right"), to remove Mr. Goodman as Chief Executive Officer of the Company (or reduce his ultimate authority to manage the Company, subject to the terms of the Management Agreement, discussed below) during the term of the A&R Voting Agreement, except as to a removal for cause (as defined in the A&R Voting Agreement), or to the extent that the failure to vote to remove Mr. Goodman would violate their fiduciary duties to the Company or its shareholders.

Mr. Goodman and Luxor agreed to certain confidentiality and other requirements pursuant to the A&R Voting Agreement.

On March 24, 2025, upon the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2024, a total of 250,000 Restricted Stock Units vested to Mr. Goodman, upon the Company meeting a revenue and AEBITDA target as of the end of fiscal 2024, which were settled in shares of common stock and 250,000 shares of common stock were issued to Mr. Goodman.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated in its entirety to read as follows:

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities pursuant to the transactions described in Item 3 above. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase or acquire additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

Except as may occur in the ordinary course of business of the Company, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (except as described below);

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law.

Additionally, Mr. Goodman, in his capacity as Chairman of the Board and Chief Executive Officer, may from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

On November 29, 2024, Mr. Goodman entered into a Rule 10b5-1 Sales Plan with Oppenheimer & Co. Inc. ("Oppenheimer" and the "November 2024 10b5-1 Plan") pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for the purpose of selling shares of Common Stock in open market transactions. The description of the November 2024 10b5-1 Plan set forth in Item 6 below is incorporated herein by reference in its entirety.

On March 27, 2025, Mr. Goodman terminated the November 2024 10b5-1 Plan.

On March 28, 2025, Mr. Goodman entered into a new a Rule 10b5-1 Sales Plan with Oppenheimer (the "10b5-1 Plan") pursuant to Rule 10b5-1 of the Exchange Act, for the purpose of selling shares of Common Stock in open market transactions. The description of the 10b5-1 Plan set forth in Item 6 below is incorporated herein by reference in its entirety.

The transactions contemplated by the 10b5-1 Plan will result in the disposition of securities of the Issuer. The 10b5-1 Plan is intended to comply with Rule 10b5-1 under the Exchange Act, which permits persons to enter into a binding, pre-arranged plan to buy or sell Issuer stock at a time when such person is not in possession of material, nonpublic information about the Issuer.

As described above, Mr. Goodman has adopted a trading plan in accordance with Rule 10b5-1 under the Exchange Act, in order to sell Common Stock. Otherwise, the Reporting Persons have no current plans or proposals that relate to or would result in any of the changes or transactions enumerated in subsections (a) - (j) of Item 4 of the General Instructions for Complying with Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time. The Reporting Persons, however, will take such actions with respect to the Reporting Persons' investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

The Reporting Persons acquired, and presently hold, the securities reported herein for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation of Mr. Goodman on the Board of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities beneficially owned by each Reporting Person are set forth on rows 11 and 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.
Transactions in the class effected during the past sixty days: The information in Item 3 is incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 as amended through Amendment No. 6, is hereby amended and supplemented by adding the following at the end thereof:

The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D, including, but not limited to the information regarding the A&R Voting Agreement, is hereby incorporated herein by reference.

November 2024 10b5-1 Plan

Pursuant to the November 2024 10b-5-1 Plan, Mr. Goodman could sell up to 500,000 shares of Common Stock beneficially owned by Mr. Goodman, on the open market, subject to the satisfaction of certain conditions, including, among others, the Company's trading price. All sales under the November 2024 10b5-1 Plan were to be made in the discretion of Oppenheimer and in accordance with the terms, conditions and restrictions of the November 2024 10b5-1 Plan. Pursuant to the November 2024 10b5-1 Plan, potential sales could begin on March 31, 2025 and would continue until August 8th 2025, or until all of the shares of Common Stock to be sold under the November 2024 10b5-1 Plan were sold or the November 2024 10b5-1 Plan was otherwise terminated. On March 27, 2025, Mr. Goodman terminated the November 2024 10b5-1 Plan. No sales were made under the November 2024 10b5-1 Plan.

The foregoing description of the November 2024 10b5-1 Plan is qualified in its entirety by the full text of the November 2024 10b5-1 Plan, the form of which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

Amended and Restated Nominating and Voting Agreement

The description of the A&R Voting Agreement set forth in Item 4 above is incorporated by reference herein in its entirety.

10b5-1 Plan

Pursuant to the 10b5-1 Plan, Mr. Goodman may sell up to 500,000 shares of Common Stock beneficially owned by Mr. Goodman, on the open market, subject to the satisfaction of certain conditions, including, among others, the Company's trading price. All sales under the 10b5-1 Plan are to be made in the discretion of Oppenheimer and in accordance with the terms, conditions and restrictions of the 10b5-1 Plan. Pursuant to the 10b5-1 Plan, potential sales begin on June 30, 2025 and will continue until September 5, 2025, or until all of the shares of Common Stock to be sold under the 10b5-1 Plan are sold or the 10b5-1 Plan is otherwise terminated.

The foregoing description of the 10b5-1 Plan is qualified in its entirety by the full text of the 10b5-1 Plan, the form of which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Amended and Restated Certificate of Designation of Golden Matrix Group, Inc. Establishing the Designation, Preferences, Limitations and Relative Rights of its Series B Voting Preferred Stock as filed with the Secretary of State of Nevada on March 11, 2022, filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 14, 2022 (File No. 000-54840), and incorporated by reference herein - https://www.sec.gov/Archives/edgar/data/1437925/000147793222001365/gmgi_ex101.htm
2 - Asset Purchase Agreement dated February 22, 2016, by and between Source Gold Corp. and Luxor Capital, LLC, filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 29, 2016 (File No. 000-54840), and incorporated by reference herein - https://www.sec.gov/Archives/edgar/data/1437925/000159406216000390/ex101.htm
3 - Joint Filing Agreement by and among Mr. Anthony Brian Goodman and Luxor Capital, LLC, dated March 12, 2021 - https://www.sec.gov/Archives/edgar/data/1437925/000147793221001562/gmgi_ex991.htm
4 - Form of Golden Matrix Group, Inc. Notice of Restricted Stock Grant and Restricted Stock Grant Agreement (2022 Equity Incentive Plan)(officer and employee awards - September 2022)(Filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 20, 2022, and incorporated by reference herein) - https://www.sec.gov/Archives/edgar/data/1437925/000147793222007044/gmgi_ex103.htm
5 - Nominating and Voting Agreement dated April 9, 2024, by and between Golden Matrix Group, Inc., Anthony Brian Goodman, Luxor Capital, LLC, Aleksandar Milovanovic, Zoran Milosevic and Snezana Bozović (Filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 9, 2024, and incorporated herein by reference) - https://www.sec.gov/Archives/edgar/data/1437925/000147793224001928/gmgi_ex101.htm
6- Form of November 2024 Rule 10b5-1 Sales Plan (Filed as exhibit 99.1 to Amendment No. 7 and incorporated by reference herein) - https://www.sec.gov/Archives/edgar/data/1437925/000147793224007758/gmgi_ex991.htm
7 - Amended and Restated Nominating and Voting Agreement dated January 29, 2025, by and between Golden Matrix Group, Inc., Anthony Brian Goodman, Luxor Capital, LLC, Aleksandar Milovanovic, Zoran Milosevic and Snezana Bozovic (Filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 30, 2025, and incorporated herein by reference) - https://www.sec.gov/Archives/edgar/data/1437925/000147793225000570/gmgi_ex101.htm
8 - Form of Golden Matrix Group, Inc. RSU Award Grant Notice and RSU Award Agreement (2023 Equity Incentive Plan) (Filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 16, 2025, and incorporated by reference herein) - https://www.sec.gov/Archives/edgar/data/1437925/000147793225000303/gmgi_ex101.htm
9 - Form of March 2025 Rule 10b5-1 Sales Plan - Filed herewith

## Signatures
- Anthony Brian Goodman: /s/ Anthony Brian Goodman, Anthony Brian Goodman (04/01/2025)
- Luxor Capital, LLC: /s/ Anthony Brian Goodman, Managing Member (04/01/2025)